SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
AMENDMENT NO. 1
Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Name of Subject Company)
TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Name of Person Filing Statement)
Preferred Shares, no par value and
American Depositary Shares, each representing one preferred share
(Titles of Class of Securities)
879246106
(CUSIP Number of American Depositary Shares)
José Luís Magalhães Salazar
Chief Financial Officer, Investor Relations Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos, 425/8° andar
22430-190 Rio de Janeiro, RJ, Brazil
+55 21 3131 1208
Copy to:
Kevin W. Kelley, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
(212) 351-4000
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Person)
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The purpose this Amendment No. 1 (the “14D-9 Amendment”) is to amend and supplement Item 2, Item 4 and Item 9 in the Solicitation/Recommendation Statement (the “Statement”) on Schedule 14D-9 previously filed by Tele Norte Leste Participações S.A. (“TNL”), a sociedade anônima organized under the laws of the Federative Republic of Brazil on July 3, 2007 in respect of the tender offer by Telemar Participações S.A. (“Tmar Part”) commenced on June 20, 2007, as amended.
Item 2. Identity and Background of Filing Person.
     Item 2 is hereby amended and supplemented by adding the following at the end thereof:
     Amended Tender Offer. On September 21, 2007, TmarPart increased the consideration to be offered in the tender offer, upon the terms and subject to the conditions set forth in the amended offer to purchase contained in Amendment No. 7 to the combined Schedule TO and Schedule 13E-3 (the “Combined Schedule TO”), dated September 21, 2007 and in the related amended letter of transmittal (collectively, the “Amended Tender Offer”).

Item 4. The Solicitation or Recommendation.
     The discussion set forth in Item 4 — Recommendation of the Board is hereby amended and supplemented by adding the following at the end thereof:
     At a meeting held on August 17, 2007, the Board of Directors of TNL confirmed that TNL continues to express no opinion with respect to the Amended Tender Offer. In determining that TNL would continue to express no opinion with respect to the Amended Tender Offer, TNL’s Board of Directors noted that Brazilian law, which governs the duties and obligations of TNL’s Board of Directors, does not impose any obligation on TNL or TNL’s Board of Directors to make any statement or recommendation in connection with the Amended Tender Offer.

Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following at the end thereof:

(a)(5)(G)	Communication to the Market issued by TmarPart on July 13, 2007 (incorporated by reference to Amendment No. 2 to the Combined Schedule TO filed by TmarPart with the SEC on July 16, 2007).

(a)(5)(H)	Statement of Material Fact issued by TmarPart on July 20, 2007 (incorporated by reference to Amendment No. 3 to the Combined Schedule TO filed by TmarPart with the SEC on July 23, 2007).
(a)(5)(I)	Statement of Material Fact issued by TmarPart on August 1, 2007 (incorporated by reference to Amendment No. 4 to the Combined Schedule TO filed by TmarPart with the SEC on August 4, 2007).
(a)(5)(J)	Statement of Material Fact issued by TmarPart on August 2, 2007 (incorporated by reference to Amendment No. 4 to the Combined Schedule TO filed by TmarPart with the SEC on August 4, 2007).
(a)(5)(K)	Statement of Material Fact issued by TmarPart on August 13, 2007 (incorporated by reference to Amendment No. 5 to the Combined Schedule TO filed by TmarPart on August 13, 2007).
(a)(5)(L)	Statement of Material Fact, issued by TmarPart on August 31, 2007 (incorporated by reference to Amendment No. 6 to the Combined Schedule TO filed by TmarPart on September 4, 2007).
(a)(5)(M)	Statement of Material, issued by TmarPart on September 21, 2007 (incorporated by reference to Amendment No. 7 to the Combined Schedule TO filed by TmarPart on September 21, 2007).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 21, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

/s/	Luiz Eduardo Falco Pires Corrêa

Name:	Luiz Eduardo Falco Pires Corrêa
Title:	Chief Executive Officer

/s/	José Luís Magalhães Salazar

Name:	José Luís Magalhães Salazar
Title:	Chief Financial Officer and Investor
Relations Officer

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